Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Humana Inc.
(Commission File No.: 001-05975)

The following communication was distrubted on Aetna’s external website:

About Medicare

The proposed transaction brings together two companies that are highly complementary, combining Aetna’s focus on commercial products with Humana’s Medicare focus. Today, more than 140 insurers offer beneficiaries an average of 18 plans in over 3,000 counties nationwide.

[Link to http://avalere.com/expertise/managed-care/insights/medicare-advantage-2015-national-snapshot]

The following article written by a third party was made available via link provided in the above communication:

Medicare Advantage: 2015 National Snapshot
Elizabeth Carpenter Vice President	In 2015, 17 of 54 million Medicare beneficiaries nationwide receive their Medicare benefits from Medicare Advantage (MA) plans.[i] MA plans are private managed care organizations that contract with the federal government to coordinate care for Medicare beneficiaries who choose to enroll.ii MA options are available to beneficiaries in more than 3,000 counties throughout the nation.iii While MA enrollment has grown significantly in recent years, 37 million (or two-thirds) of Medicare beneficiaries still choose to receive their benefits from original Medicare, also known as fee-for-service (FFS). iv
Published Jul 24, 2015

Most Medicare Beneficiaries Choose from Several Competing MA Plans

As shown in Figure 1 below, 94 percent of Medicare beneficiaries choose from at least 5 MA plan options, 76 percent have a choice of more than 10 MA plans, and nearly 58 percent choose from at least 15 plans. Overall, Medicare beneficiaries have a choice of more than 18 plans on average in 2015.[v]

As shown in Figure 1 below, 94 percent of Medicare beneficiaries choose from at least 5 MA plan options, 76 percent have a choice of more than 10 MA plans, and nearly 58 percent choose from at least 15 plans. Overall, Medicare beneficiaries have a choice of more than 18 plans on average in 2015.[v]

Medicare beneficiaries who live in counties with high MA enrollment have a significant choice of plans in 2015. Indeed, the nearly 11 million Medicare beneficiaries who live in one of the 30 U.S. counties with the highest MA enrollment have an average of 29 plan options. vi

MA Plans Compete with FFS Medicare and Other MA Plans

Role of FFS Medicare

MA plans compete against original FFS Medicare in addition to other MA plans. As described below, the annual bidding and open enrollment processes ensure competition in the program.viii

The Annual MA Bidding, Bid Review, and Enrollment Process

MA plans bid against statutory benchmarks based on local FFS costs.

MA plans submit bids to provide Medicare benefits that are then compared to benchmarks based on local, county-level FFS costs.

MA plans have a strong incentive to bid below FFS benchmarks.

Plans that bid below the fixed FFS benchmark receive a percentage of the difference as a rebate, which they must use to provide extra benefits (like dental or vision coverage and cost sharing reductions) to enrollees. Plans that bid above the benchmark do not receive rebates. To enroll in a plan that bids above the benchmark, beneficiaries must pay a premium equal to the difference between the MA plan bid and the FFS benchmark amount. Today, 79 percent of Medicare beneficiaries have access to a zero-premium MA plan; 48 percent of MA enrollees are enrolled in a zero-premium plan.

The MA Star Rating system rewards high quality plans.

Plans with a 4, 4.5, or 5 star quality rating (on a 1 to 5 scale) receive a bonus payment on top of the benchmark and receive a higher rebate percentage than those with lower star ratings. Plans with 5 star quality ratings are also permitted to market and enroll new members throughout the entire year.

CMS reviews MA plans and bids to ensure compliance.

CMS reviews plan bids to ensure compliance with benefit and network adequacy requirements, and meaningful differences standards that ensure plan options offer consumers distinct choice of premium and benefit design. Separate from the bid review process, plans must also comply with a minimum medical loss ratio (MLR) requirement that limits the amount plans may dedicate to profit and administrative costs.

Beneficiaries can enroll in an MA plan, switch MA plans, or return to FFS Medicare.

Each year during the Annual Enrollment Period, Medicare beneficiaries can choose to enroll in an MA plan, renew enrollment in their current plan, switch plans, or disenroll and return to FFS Medicare.

MA Competitive Landscape

One hundred forty-three parent Medicare Advantage Organizations (MAOs) participate in the MA program to provide benefits to the remaining 32 percent of beneficiaries who are not enrolled in FFS Medicare.viii As shown in Figure 2, United Healthcare has the largest share of nationwide MA enrollment at 21 percent, followed by Humana at 19 percent.

Alternatively, enrollment in MA plans can be considered as a percentage of total Medicare enrollment. As shown in Table 2, the parent MAOs with the highest enrollment – United and Humana – represent 6.3 and 5.8 percent of total Medicare enrollment respectively.

However, MA enrollment share varies significantly based on geography.ix As shown in Table 3, the parent MAO with the largest share of MA enrollment varies in 4 of the 5 states with the highest MA enrollment.

i Avalere analysis of June 2015 Medicare Advantage Enrollment File. Enrollment includes Cost, MSA, demos, PACE plans.

ii “Medicare Advantage Plans,” Medicare.gov. Available at http://www.medicare.gov/sign-up-change-plans/medicare-health-plans/medicare-advantage-plans/medicare-advantage-plans.html.

iii Avalere analysis of 2015 Medicare Advantage Landscape File. There are 3,075 counties with participating MA plans.

iv Avalere analysis of June 2015 Medicare Advantage Enrollment File.

v Avalere analysis of 2015 Medicare Advantage Landscape File and June 2015 Medicare Advantage Enrollment File.

vi Avalere analysis of 2015 Medicare Advantage Landscape File and June 2015 Medicare Advantage Enrollment File.

vii MedPAC MA Payment Basics, http://www.medpac.gov/documents/payment-basics/medicare-advantage-program-payment-system-14.pdf.

viii Avalere analysis of June 2015 Medicare Advantage Enrollment File.

ix Avalere analysis of June 2015 Medicare Advantage Enrollment File.

Funding for this research was provided by Aetna. Avalere maintained full editorial control.

Important Information For Investors And Stockholders

This website does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), Aetna and Humana will file relevant materials with the Securities and Exchange Commission (the “SEC”), including an Aetna registration statement on Form S-4 that will include a joint proxy statement of Aetna and Humana that also constitutes a prospectus of Aetna, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Aetna and Humana. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Humana will be available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3644.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014 (“Aetna’s Annual Report”), which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015 and May 26, 2015.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

Cautionary Statement Regarding Forward-Looking Statements

This website contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in this website regarding Aetna that are forward-looking, including Aetna’s projections as to the anticipated benefits of the pending transaction to Aetna, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s businesses and share of revenues from Government business, the methods Aetna will use to finance the cash portion of the transaction, the impact of the transaction on Aetna’s revenue and operating earnings per share, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control. In particular, projected financial information for the combined businesses of Aetna and Humana Inc. is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein.  None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana Inc. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s health insurance exchange products)); the profitability of Aetna’s public health insurance exchange products, where membership is higher than Aetna projected and may have more adverse health status and/or higher medical benefit utilization than Aetna projected; uncertainty related to Aetna’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will continue to significantly impact Aetna’s business operations and financial results, including Aetna’s pricing and medical benefit ratios.  Key components of the legislation will continue to be phased in through 2018, and Aetna will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform.  Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s ability to diversify Aetna’s sources of revenue and earnings (including by creating a consumer business and expanding Aetna’s foreign operations), transform Aetna’s business model, develop new products and optimize Aetna’s business platforms; the success of Aetna’s

Healthagen® (including Accountable Care Solutions and health information technology) initiatives; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s ability to integrate, simplify, and enhance Aetna’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service provider to meet its obligations to us; Aetna’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to demonstrate that Aetna’s products and processes lead to access to quality affordable care by Aetna’s members; Aetna’s ability to maintain Aetna’s relationships with third-party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana.  Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.